April 18, 2012

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Incapital Unit Trust, Series 3
        File No. 333-180199

Dear Mr. Warren:

        We have reviewed the registration statement on Form S-6 for Incapital Unit Trust, Series 3 (the "Trust"), filed with the Commission on March 19, 2012. The registration statement offers Incapital Goldman Sachs Balance Sheet Strength Portfolio, 2Q 2012 (the "Portfolio"). We have the following comments.

Part A

Principal Investment Strategy

        Please clarify whether the Portfolio will contain any mid-cap securities.

        Please explain why the Portfolio replicates the Goldman Sachs Strong Balance Sheet basket as of July 22, 2011, and not a more recent date.

Portfolio and Portfolio Methodology

        What is the reason for the six-day lag referenced in the first two sentences of this section?

Principal Risks

        Please include in this section appropriate risk disclosure for each type of security referenced above, including, if applicable, mid-cap and small-cap stocks. Also disclose illiquidity and dilution risks. Will the Portfolio be concentrated in an industry or group of industries? If so, please disclose this, along with the risks of concentration.

Example

        Please clarify whether the Example assumes the rollover of Trust units into subsequent Trusts. What fees or costs are assessed against the unitholder in the event of a rollover? If the Example assumes rollovers, explain how any accompanying transactional sales charges are treated in the Example. How long will the term of the Trust be?

Purchase and Sale of Trust Units

Disclosure in this section indicates that the price received from the Trustee by the unitholder is *generally* based on the redemption price of the underlying securities. What is the meaning of "generally" in this context?

Part B

How to Buy Units

Offering Price

Please clarify whether "unit price," "purchase price" and "offering price" are the same.

Trust Administration

Changing Your Portfolio

Under what circumstances does the Trust Agreement permit the Trust to change Portfolio securities?

General

Please consider paginating amendments to this filing.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel